Exhibit 12.1

WCI Communities, Inc.

Statement of the Computations of the Ratio of Earnings to

Fixed Charges and Preferred Stock Dividends

($ in thousands)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings
Income (loss) from continuing operations before income taxes	$55,654	$36,036	$20,776	$(4,305)	$(54,453)
Fixed charges	19,490	17,793	15,143	17,016	19,246
Amortization of capitalized interest	10,903	6,306	4,257	2,304	988
Capitalized interest	(17,681)	(15,719)	(11,741)	(9,249)	(1,261)
Distributions in excess of (less than) earnings for equity method investees	—	—	123	(9)	43

Total earnings, as adjusted	$68,366	$44,416	$28,558	$5,757	$(35,437)

Fixed Charges
Interest incurred, both expensed and capitalized	$18,529	$16,859	$14,278	$16,227	$18,215
Interest portion of rental expense	961	934	865	789	1,031

Total fixed charges	$19,490	$17,793	$15,143	$17,016	$19,246

Ratio of Earnings to Fixed Charges	3.5	2.5	1.9	(A )	(A )

(A)	Total earnings (loss), as adjusted, was inadequate to cover fixed charges for the years ended December 31, 2012 and 2011. Additional earnings of approximately $11.3 million and $54.7 million, respectively, would have been necessary to eliminate the respective deficits and bring the ratio of earnings to fixed charges to 1.0.

For the years indicated above, WCI Communities, Inc. had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to fixed charges and preferred stock dividends were identical to the ratios presented in the above table.